FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

The following interview was made available by Zac Hartley on YouTube on February 13, 2023.

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HUT 8 MERGER INTERVIEW with Sue Ennis

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Transcript: Hut 8 Merger Interview with Sue Ennis

Zac Hartley, YouTube

Interviewer: What's going on everybody my name is Zac Hartley and welcome back to another video in this one we are going to interview Sue Ennis from Hut 8 Mining, here's everything you need to know. Let's go Alright, so Hut 8 Mining trades under the ticker symbol HUT on both the TSX as well as the NASDAQ that are currently headquartered in Toronto. And the price as I filmed this video is $1.62. This is what their logo looks like underneath, and their website is Hut8mining.com. Now Sue Ennis is currently the head of Investor Relations and corporate development at Hut 8. She has over 12 years of experience in financial services, asset management and blockchain technology. And she was one of the first hires at Coin Square. So she has a wealth of knowledge and experience. And the topics that we're going to cover today in our chat include the Hut 8 merger that was just announced, we're gonna talk about what happens to shareholders, and we're talking about the company updates from Hut 8, where we're out in the Bitcoin cycle, and what the timeline looks like for this merger. If you get any value out of this interview, please remember to click that like and subscribe button. And let's jump right in.

Alright, Sue, thank you for joining me again, on my channel. It is good to see you for I think the third or fourth time, how are you doing today?

Sue Ennis: I'm good. Super happy to be back on here talking to you guys. Lots going on. Let's get into it.

Interviewer: Sweet. So for somebody let's say somebody's new or unfamiliar with Hut 8 give us an idea of the business model at Hut 8, and then how that has recently changed with what is going on at your company?

Sue Ennis: Absolutely. So Hut 8 is one of the largest and oldest Bitcoin miners who also have traditional data center infrastructure, based out of Canada, and we recently announced last week that we have filed for a merger of equals with a company called US Bitcoin Corp, south of the border in the US, we're incredibly excited about it, and happy to answer questions today to the best of my ability and what this means.

Interviewer: Perfect. So first of all, tell us what US Bitcoin Corp does. What is their business model? How does it compare to yours? How do they come together? And after that, I want to talk about what does this mean for current and prospective hottie shareholders?

Sue Ennis: Yeah, for sure. So US Bitcoin Corp. They're a privately held bitcoin miner, hosting company. And they also have a line of business called managed infrastructure operations. So it's a proprietary purpose built platform that they built in house for effectively managing electrons. So being able to Power Up and Power Down on a minor by minor net level. And also it's effectively like a software layer that helps increase efficiency and energy management for infrastructure. And so it's, it's a really interesting piece of the business that we love. They currently manage over 600 was right, they currently manage 680 megawatts worth of energy using this proprietary purpose built platform. And it helps them amplify their service offering to their clients. And, again, get very strategic in how they are rich arbitrage electrons. So we're really excited about that piece of the business too.

Interviewer: Yeah, that sounds pretty unique. And it sounds like the other parts of the business kind of overlap with what Hut 8 already does, with this merger coming together, does it change the long term strategy of the resulting company?

Sue Ennis: Yeah, so and until, you know, once we close this merger, we will provide more sort of an outlook as to what the future looks like for Hut. I can certainly tell you that, you know, we're very bullish on Bitcoin. That's, you know, part of the reason why we found this deal very compelling. And we're very bullish on continuing to build a diversified business with diversified revenue streams.

You know, we're still very committed to advancing our high performance computing in our traditional data center business. We think this grows a pipeline of opportunities for us, we are potentially merging with a team that has a tremendous amount of energy expertise and entrepreneurial expertise, it's also we would be redomiciling into the US, that's a big deal in the sense that it now would potentially make us eligible for new indices inclusion. So we really think this, you know, fundamentally just catapults our diversification strategy forward. And you know, we're really excited about it. It also really improves our energy expertise and hedging capabilities as well, which is very important, obviously, when you're in the energy business.

Interviewer: For sure, it sounds like that's becoming a more and more important piece of everybody's puzzle. Can you talk to us a little bit about how did this come about? Did your CEO call up their CEO and say, Hey, this is a good idea, or how did this get started?

Sue Ennis: Yeah, so again, once we have a couple more, there's some more filings that need to be made before I can talk a little more candidly about sort of the steps that went down. But, look, Jamie was very clear, Jamie, our CEO, she was super clear on or super transparent on a couple of our earnings calls about how inorganic growth was on our radar. And that was the whole reason for taking this balance sheet first approach in the bull market so that we could be strategic, and, you know, continue to grow shareholder value in the bear market, and obviously, inorganic growth was on our radar, we did certainly meet quite a few dance partners, I can certainly say. And we really think that this one is the right fit, and obviously pending shareholder approval, but we're pretty excited about it.

Interviewer: Very exciting. Now, speaking of shareholders, let's say that somebody currently owns shares in Hut 8. What happens in the event that everything gets approved?

Sue Ennis: So I think we should talk a little bit about because I think there was some confusion around what we mean by our five to one consolidation. So if you're, if you don't mind, let's go into like what that means for a Hut 8 shareholder if that's okay, so first, we'll talk about the definition of the difference between dilution and share consolidation. Because there are two very different terms in corporate finance. So share consolidation, which is what Hut 8 is doing is also known as a reverse stock split, right. And it divides the existing total quantity of shares by a number such as five or 10, in the case of Hut it’s by five, and this reduces the total amount of shares outstanding.

But it proportionately should increase the value of each share outstanding following the consolidation. So for example, in a two for one share consolidation, you have the number of shares outstanding, but this should result in a doubling of the value of each share. And then versus share dilution, on the other hand, refers to just an increase in the number of shares outstanding of a company, which in turn generally reduces the value of each share. And so in the case of a Hut 8 shareholder, and there is document that goes over all this is available as an FAQ on our website under the investor section.

And it's FAQ strategic merger of Hut 8 and US Bitcoin Corp and what this means. So prior to the merger Hut 8 has about approximately a little over 220 million common shares outstanding, and then fully diluted in the money shares outstanding, that's 221 157,569 shares outstanding, okay. And then US Bitcoin Corp has 64 million give or take capital stock outstanding. And so the point of this new company is to have a merger of equals So US Bitcoin Corp shareholders own 50% and Hut shareholders own 50%. Okay, so what we're doing is we've consolidated an exchange ratio with New Hut of .2 that brings Hut shares outstanding for the new Hut 50/50 to about 44,231,514 shares outstanding.

So Hut shareholders are going to represent 44 million shares of the new Hut Co and US Bitcoin Corp shareholders are going to also represent 44 million shares of the New Hut Co. And so following the completion of this transaction, this will be approximately 88 million shares outstanding calculated on a fully diluted in the money basis. And so this means that each current shareholder of Hut will hold fewer shares following the transaction than they did immediately prior to closing. But the value of each share of New Hut is expected to be worth proportionately more. And I'm sorry, I'm just I'm actually reading from a legal approved paper as to how is it going to have to make sure that this is compliant with our legal team as to how I talk about this. So again, the value of each share of New Hut 8 is expected to be worth proportionately more, there's just less shares that are in circulation. And that diagram that breaks this down is available on our website under the investor section

Interviewer: Perfect. I'll pop that up right now. And I will also link it in this video. So that's how the merger is kind of structured with regards to Hut 8 itself. How are operations currently going? Are you still buying mining equipment? Are you still running kind of things as they were the last time we chatted?

Sue Ennis: Yeah, so right now it is business as usual. We release our site in North Bay. We're now in litigation. I can't really talk much further about that. But our two sites are up and running in Alberta. We mined only about 188 Bitcoin. But again, I think that that's part of the power of this pending merger is that it greatly expands our capacity for mining our different lines of revenue and potential new business lines of operation in operation that would, you know, be there for under the new Hut 8 umbrella. And again, we'd be going south of the border, which we're pretty excited about. But yeah, it's business as usual for our Alberta operations. We've got 9274 unencumbered Bitcoin on our balance sheet, we have signaled that we will be selling our production and potentially some of our stack in the interim to finance this merger until close. And I think, you know, the benefit of that is as a business operator, you can't control macro-economic forces, but you can certainly control how you manage your cash and Bitcoin balance. And also, we strategically have made decisions so that we're not reliant on unattractive financing terms during this really tremendous period and transition of Hut 8’s business. So again, still bullish on Bitcoin. But we're trying to be smart about how we use our stack to effectively grow shareholder value.

Interviewer: That makes sense. Can you talk to us at all about the mining capacity and capabilities? US Bitcoin Corp compared to Hut 8? Do they mine more than mine less? How does their equipment compare? What does that look like? Can you share that with us?

Sue Ennis: So that's not publicly available yet, but that information will be made available shortly, because obviously, shareholders need to get greater insight into sort of the nuts and bolts of this business, the numbers, so that should be available shortly. And again, happy to come back on and talk with you guys. Once that information is available, because yeah, it'll give you a better sense as to the dynamics of this business.

Interviewer: Okay, I will take you up on that next interview opportunity. With regards to investors, like myself, or regular people out there watching this video. When we look at these companies, we say, Okay, this business is in XYZ industry here, the comparables out there. And that's kind of like the first level of analysis. When we look at Hut 8, how do you think an investor should approach this business? It doesn't feel like you're a pure crypto miner, you've got some data business, you've got some, some almost software business. Can you talk to us a little bit about - If you were me, how would you approach valuing this company? Let's call it post-merger with all these different things going on?

Sue Ennis: Yeah, that's a really good question. But again, I gotta stay on the side of let's talk about it once we have made available sort of some of the nuances of this business because this potential merger, if it does, get shareholder approval really does catapult our diversification strategy forward. And, again, we're very excited about this managed infrastructure, this proprietary purpose-built software platform is very meaningful, because, again, that's a real competitive advantage. And it's a unique line of business that we don't really have a comparable to in the market right now, at least not the one that's been publicly disclosed by any of our peers. So I'm happy to dive a little bit deeper into that once we have some numbers for you guys.

Interviewer: Nope. Fair enough and make sense. What are your thoughts about where we are at with regards to cryptocurrency right now? Are we at the bottom of the cycle? Are we in the middle of crypto winter? Are we seeing a dead cat bounce right now? What does the market look like from your perspective?

Sue Ennis: I posted something on my Twitter today about so this is it’s the first time since November, that the correlation between the crypto market and NASDAQ equity index has turned positive. And traditionally that would suggest that risk appetite in the traditional institutional space has turned back on it is the highest 90 Day correlation since November. So, look, I think it's still too soon to call. Whether or not this is the end of the bear or. I don't have a look now that I would feel comfortable sort of putting out there in the ether. But I certainly think the bullish indicators in terms of product that continues to be built on ramps that will facilitate adoption of this asset class still remains going up in to the right. So it's tough to say, but I certainly think that things are moving in the right direction. And as soon as we see interest rates abate, and come back down, I think I think we're going to see people get a little bit more risk on attitude and appetite.

Interviewer: Outside of kind of the share price itself. Does interest rates affect your business much?

Sue Ennis: In terms of the industry as a whole, interest rates certainly affect financing terms that are available, and then risk appetites in capital markets also affect sort of what funding is available. I would definitely say that capital markets are somewhat dried up. It's not a very, we're not seeing sort of the bull market funding cycles or appetites that we saw. So it definitely affects all businesses. But again, that's where Hut, us taking that balance sheet first approach, and now being able to propose a merger of this size that is truly transformative for the Hut 8 business is we think, a really big deal for us and for our shareholders.

Interviewer: For sure. Since I think we last chatted Ethereum shifted from proof of work to proof of stake has that impacted any of your equipment or operations at all?

Sue Ennis: We were using cutting edge GPU cards to mine Ethereum and get paid at a Bitcoin at less than $4,000 Canadian per coin. So we have not been materially affected, because we have these traditional data centers, and we have a composable compute infrastructure called Liquid Network, that has enabled us to run a couple of proof of concepts using those GPUs but redeploying them to other iterations of compute. So we'll certainly keep you updated on how that looks for us. But, again, operations in Alberta, it's business as usual. And again, over 9000 Bitcoin on our stack.

Interviewer: Yeah, I read through that last update, and it was pretty impressive. With regards to this merger. Can you give us any idea, best case scenario, what your timelines look like, I assume there's some votes to be scheduled.

Sue Ennis: Yeah, absolutely. So this certainly will go through shareholder approval and vote shareholders have to approve. But 66%, I believe, of the vote has to go through. But we're aiming for Q2. Aiming to have this hopefully approved by Q2 sometime in Q2.

Interviewer: Very exciting. What is the actual approval process look like for this as, as somebody that's never gone through a big corporate merger like that. Do you send in the contract to the regulators and say, Hey, what do you think? What does that actual process look like?

Sue Ennis: Especially when you're re-domicile going to the US, it's quite an intense process. So there's certainly a plethora of filings that need to be made. And then the SEC will give you comment letters back, and then you have to respond to their comment letter with additional information that they request. And again, this isn't something that happens overnight. And then obviously, again, we have to get shareholders to a place where they feel comfortable, and are excited about this transaction moving forward. So that will involve us disclosing more of the numbers that we use, and that we saw that justified our thinking around this deal. So that will come. And so then once we've satisfied with the SEC needs, again, there's still more filings that need to be made with the TSX and the NASDAQ, the two exchanges where we trade, but then there's a there will be a shareholder meeting, and then a vote will ensue. And then again, hopefully, shareholders like it, and we can move forward and close.

Interviewer: Very exciting. That goes through pretty much all of my questions. Is there anything that I'm missing or anything I didn't ask you or anything else that you want to share with us?

Sue Ennis: No, I think you covered the most that we can talk about in light of sort of where we're at from our public disclosures. Again, I really do urge investors, please go to our website, you have the deal deck presentation, is there the FAQ about the consolidation, is there. My Twitter, @bigsuey. My DMs are open. happy to chat with you guys anytime. Because again, this is a really exciting time as a Hut 8 shareholder. But again, there's a lot of questions I'm sure you guys have so happy to answer as best as we can. And we'll certainly be providing more materials as soon as we can.

Interviewer: Very excited. Well, I'm looking forward to another chat with you to talk strategy when the merger is complete, or if it's complete, hopefully. And thank you so much for your time today. I really appreciate it.

Sue Ennis: Appreciate it. Okay, bye, guys.

The following interview was made available by CoinDesk TV on February 13, 2023.

Transcript: Bitcoin Might Test $20K Level for Support; Hut 8 and US Bitcoin Corp Executives on Merger

CoinDesk TV

Interviewer: And finally shares of Hut 8 Mining continuing to slide about 30% After agreeing to merge with US Bitcoin Corp last week, this major consolidation move in the Bitcoin mining industry will see the two firms become wholly owned subsidiaries of the newly formed Hut 8 Corp. Hut 8 will gain access to hundreds of megawatts of cheap energy through the merger while US Bitcoin Corp gains a partner with a strong balance sheet. Joining us to discuss is Jamie Laverton, CEO of Hut 8 Mining and Asher Genoot co-founder and president of US Bitcoin Corp, Jamie and Asher a pleasure to have you on the show. And I guess, you know, start us off, you know, how did these M&A discussions come up? Jamie, if you want to start go for it.

Jamie Leverton: Absolutely, thank you so much for having us. I've been public for the last year that we really were focused on a growth strategy in this market. That would be a mix of organic and inorganic and so we've actively been paying close attention to what's been happening in the market and really looking for that perfect partner, who we are very thrilled we found in Mike and Asher and the whole team at USBTC.

Interviewer: So were you approached by Hut 8 and how did those conversations proceed?

Asher Genoot: Yeah, we've been in conversations and known Jamie and her team for a while now. I think on the US Bitcoin side, we've understood that in order to really be a leading factor in this industry, you have to have scale, you have to have access to capital, and you have to be in the public markets. And so for us, we've had ongoing discussions, both internally as a company on how we look to go public, and also looking at potential mergers. We've been close friends with the Hut 8 team and Jamie. And I think the connection got rekindled in the last six months. And we've deeply dove into these conversations and now have been able to announce it to everybody else.

Interviewer: So Asher, why is this a good move for USBTC?

Asher Genoot: Scale. If you look at what we’ve done the last three months, we've scaled and we've looked at diversifying our revenue streams, diversifying our business to be able to protect against downside. So in the secondary, you just said, if bitcoin does go down to 13,000, which we all hope it doesn't, we're still protected as a business, we have a strong stable Fiat base, cash flow and revenue stream. At the same time, we have unlimited upside by being able to have exposure to Bitcoin mining itself. And being able to have all of that upside. And so by combining with Hut 8 allows us to continue to gain that scale and continue to gain that diversified revenue stream, both from a business perspective but also from a geographical perspective with USBTC in the US in Hut 8’s operations in Canada.

Interviewer: And Jamie, was Hut 8 looking for opportunities like this because of crypto winter in terms of opportunities that, you know, it's the time to merge, it is a time to scoop up some with some companies. And is that a way for Hut 8 to scale?

Jamie Leverton: I think we've said this before bear markets are for building and I think we're in a very fortunate position where we came into this market already strong with a diversified business model with a very strong balance sheet. And what we have found in USBTC is a likeminded partner, incredibly strong with their diversified strategy that's complementary to ours, their operations entirely in the US, ours entirely in Canada. USBTC being a private company doesn't have the same kind of front-of-house capabilities built out or governance that Hut 8 does as a public company dating back to 2018. So we really see this as an almost perfect marriage. There's very little overlap between the companies, Asher and his team have in-house software development capabilities, to purpose build software platforms and in House Energy and hedging team. These are all things that Hut 8 doesn't have today but are very compelling for us to be able to take advantage of as we as we go forward as a new entity.

Interviewer: I wonder what it says about you know, this is a major consolidation. The Bitcoin mining history is that bad for decentralization?

Jamie Leverton: Well I think what's fascinating about this merger is that it's not driven by self-mining exahash or combined self-mining exahash which is 5.6 which really is competitive but it's not a dominant amount of exahash controlled by this new entity. The beauty again of this merger are all the diversified revenue streams hosting from USBTC. The managed infrastructure operations which we’re super excited about I think there's a ton of opportunity for further growth which doesn't require capex is very protected from Bitcoin mining economics. And then on the Hut 8 side our high performance computing business is completely diversified, not connected to hash rate. So where you can see that argument being made if this was just two large self-mining companies coming together and controlling a large share of the hash rate that's not what this merger is. This is a merger of equals that's really driven by diversified revenue streams and aligned philosophies and diversified geographies.

Interviewer: What are shareholders saying? You know, I mentioned that at the top, they were seeing share slide almost 30%. Since the announcement, what is the sentiment among shareholders?

Jamie Leverton: Actually, shareholders have been very excited, they were looking for a growth story from Hut 8, this is a great growth story. It's very on brand again, from a diversified strategy perspective, the slide and the shares, if you put the Bitcoin chart and overlaid it, Bitcoin has also fallen off over the same time period. So I don't think the stock performance is really a direct reflection of sentiments as much as the macro Bitcoin environment. And that chart looks very similar to our peers in the space. But I think as we continue to share more about this merger, I think people are going to get more and more excited as they understand just the true capability of this merged entity. And that diversified strategy that is really second to none in this space.

Interviewer: Asher, you want to jump in here? What is your outlook on Bitcoin going forward?

Asher Genoot: I don't really speculate on Bitcoin hence our diversified revenue stream, I think, what matters as a miner and as a company is to be able to protect against downside and really maximize upside for our shareholders. So a big perspective that we've always had is Bitcoin mining is an energy arbitrage. We're taking electrons we're operating extremely efficiently with our ASIC machines. And we're turning those into mined Bitcoin or mined Bitcoin for our customers who are hosting at our facilities or for the property management services that we provide to run facilities for other folks. And so for us, it's really how do we produce Bitcoin at the lowest possible costs, both from an energy perspective and from an efficiency perspective? And we do believe by gaining scale, we're able to lower our costs in doing so.

Interviewer: What would be the baseline cost of Bitcoin to remain profitable?

Asher Genoot: Yeah, so what we've always found extremely interesting about Bitcoin mining, it's a game of relativity, you are as competitive as you are compared to your peers. So when it comes to mining, there's three things that determine your revenue that drives into hash price, right? One is bitcoin price, with your network block rewards, and three is difficulty, the amount of other people competing for that same block reward. And so for us, we've always thought about it in terms of what is our cost of mining Bitcoin relative to our peers, and an all in cost basis. And so for that, that's where we think being able to operate the most efficiently by bringing in house our software. So as Jamie mentioned, we have two different focuses that we spent on software, one is on energy management, us being able to trade around our electrons and us being able to lower that cost of electricity in an automated fashion. And the second is a full software stack, which we call the operator, which is the full software stack around operating our facilities and operating them extremely, extremely efficiently. Being able to know when miners are down using automated algorithm to bring those miners back up. And so for us when it comes to your cost of mining and Bitcoin, when Bitcoin goes to $60,000, everybody's cost of mining Bitcoin goes up, because your network difficulty increases because more competition comes in. When Bitcoin prices come down, folks that are not as efficient will turn offline, bringing network difficulty down. And so for us, what we strive to be is always in the top performance in terms of difficulty, and being the highest operators where we can always be able to ride on the right side of those cycles.

Interviewer: So do you know that now that you're a merged company, what that baseline number for Bitcoin would be to remain profitable?

Jamie Leverton: The deal hasn't closed yet. So we're not a merged entity until we close.

Interviewer: Okay, a timeline for that?

Jamie Leverton: We have targeted by the end of Q2, but of course, not everything's within our control. We're working as quickly as we can, inside both Hut and USBTC.

Interviewer: All right, well, good luck, folks. Thank you so much, Jamie and Asher for joining us. Jamie Leverton and the US Bitcoin Corp President Asher Genoot.

Cautionary note regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking information”). All information, other than statements of historical facts, included in this communication that address activities, events or developments that Hut 8 expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Hut 8’s businesses, operations, plans and other such matters is forward-looking information. Forward looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this communication that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to: (i) the expected outcomes of the Transaction, including New Hut's assets and financial position; (ii) the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iii) the expected synergies related to the Transaction in respect of strategy, operations and other matters; (iv) projections related to expansion; (v) expectations related to the Combined Company's hashrate and self-mining capacity; (vi) acceleration of ESG efforts and commitments; and (vii) the ability of the Combined Company to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 and USBTC as of the date of this communication, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the Transaction; the ability to realize the anticipated benefits of the Transaction or implementing the business plan for the Combined Company, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; the outcome of any litigation proceedings in respect of USBTC's legal dispute with the City of Niagara Falls, New York; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to the Combined Company’s mining sites. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 17, 2022 and Hut 8’s other continuous disclosure documents which are available on the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s ("SEC") website at www.sec.gov.

These risks are not intended to represent a complete list of the factors that could affect Hut 8, USBTC, or New Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this communication as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this communication should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and New Hut’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this communication are made as of the date of this communication, and each of Hut 8 and USBTC expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

Additional information about the transaction and where to find it

In connection with the transaction, that, if completed, would result in Hut 8 Corp. (“New Hut”) becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities Exchange Commission (the “SEC”). U.S. Data Mining Group, Inc. (“USBTC”) and Hut 8 Mining Corp. (“Hut 8”) urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut 8 meeting circular, as well as other documents filed or to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials do and will contain important information about USBTC, Hut 8, New Hut and the transaction. New Hut also has, and will, file other documents regarding the transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut 8’s shareholders or USBTC's stockholders in connection with the transaction. Investors and security holders are or will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.